Form 40-F
period 2012-12-31
Rio Alto Mining Ltd
filed 2013-03-28
CIK 1407007

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0381
Washington, D.C. 20549	Expires:	July 31, 2014
FORM 40-F	Estimated average burden
	hours per response.	427

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012     Commission File Number

Rio Alto Mining Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English (if applicable))

Alberta
(Province or other jurisdiction of incorporation or organization)

1040
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

Suite 1950 – 400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(604) 628-1401

(Address and telephone number of Registrant’s principal executive offices)

The Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801
(866) 261-9756
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Stock, no par value	NYSE

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this Form:

[ X ] Annual information form   [ X ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 175,536,962.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [   ]   No[ X ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes [   ]   No[   ]

EXPLANATORY NOTE

Rio Alto Mining Limited (the “Company” or “Rio Alto”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern our anticipated results and developments in our operations in future periods, planned exploration and development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the Company’s property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that a mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected” or “is not expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved,) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

• risks related to precious and base metal price fluctuations;
• risks related to fluctuations in the currency markets (particularly the Peruvian Nuevo Sol, Canadian dollar and United States dollar);
• risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities;
• uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties;
• uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations;
• risks related to mineral reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;
• risks related to governmental regulations and obtaining necessary licenses and permits;
• risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations;
• risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
• risks relating to inadequate insurance or inability to obtain insurance;
• risks related to potential litigation;
• risks related to the global economy;
• risks related to environmental laws;
• risks related to the volatility of the Company’s share price;
• risks related to the Company’s limited history of earning and operations;
• risks related to the Company's properties being located in Peru, which can lead to difficulty with changes in political conditions and regulations, currency exchange, obtaining financing, finding and hiring qualified people, permitting or obtaining all necessary services for the Company's operations in Peru;
• risks related to the Company’s status as a foreign private issuer; and
• risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the exhibits attached to this annual report on Form 40-F. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTISES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and they may not in all cases be comparable to financial statements of the United States companies.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form (“AIF”) filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is to be used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of contained pounds and ounces in a mineral resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this registration statement and the documents incorporated by reference herein contain descriptions of the Company's mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. In order for Rio Alto to advance its interests, the projects will be subject to a number of federal, regional and local laws and regulations in Peru and will require permits to conduct its activities. The concessions are owned by La Arena, S.A., a company incorporated under the laws of Peru.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States Dollars. The Exchange rate of Canadian dollars into United States dollars, on December 31, 2012, based upon the noon exchange rate as quoted by the Bank of Canada, was US$1= CDN$0.9949.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2012 is filed as Exhibit 99.1 an incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended December 31, 2012, the seven-month financial year ended December 31, 2011 and the year ended May 31, 2011, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT DISCUSSION AND ANALYSIS

The Company's Management Discussion and Analysis (“MD&A”) for the fiscal year ended December 31, 2012 is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States, Canada and Peru that are not described in this Annual Report on Form 40-F.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CONTRACTUAL OBLIGATIONS

Payments due by period as at December 31, 2012, in 000s of United States dollars.

	Within 1 year	2 to 5 years	Over 5 years	Total
Accounts payable	$43,738	$2,331	$-	$46,069
Derivative liability (note 20 of Exhibit 99.2)	1,102	942	-	2,044
Office leases	275	463	-	738
Asset retirement obligation (note 23 Exhibit 99.)	-	5,300	32,800	38,100
Long term debt and accrued interest of $258 (note 21 Exhibit 99.2)	-	3,258	-	3,258
Duran expenditures (note 10 of Exhibit 99.2)	-	1,500	-	1,500
Santa Barbara expenditures (note 32 of Exhibit 99.2)	1,500	-	-	1,500
Total	$46,615	$13,794	$32,800	$93,209

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2012, an evaluation, including the documentation and testing of disclosure controls, was carried out throughout the yeaer under the supervision of, and the with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures as of December 31, 2012 were designed and effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) gathered and reported to senior management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding public disclosure

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls for the fiscal year ended December 31, 2012. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2012.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Additionally, under the Jumpstart Our Business & Startups Act (“JOBS Act”), emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS Act and therefore has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, have evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period covered by this annual report on Form 40-F that may have materially affect or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Management has concluded there have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the "Board of Directors") is responsible for the Company's Corporate Governance policies and has separately designated standing Corporate Governance and Compensation and Audit Committees. On an annual basis, the Board of Directors reviews the relationship each director has with the Corporation to determine whether or not their independence is maintained. The Board of Directors determined that all the member s of the Corporate Governance and Compensation Committee and the Audit Committee are based on the criteria for independence prescribed by Section 303A.02 of the NYSE Listed Company Manual.

Corporate Governance and Compensation Committee

The role of the Corporate Governance and Compensation (“CGC”) Committee is to provide recommendations to the Board of Directors with regards to compensation of officers, directors and employees of the Company pursuant to Section 303A.05 of the NYSE Listed Company Manual. The Corporate Governance and Compensation Committee performs annual reviews and provides recommendations to the Board regarding the compensation policies and guidelines for corporate benefits, bonuses and other incentives, including stock options, for supervisory and management personnel of the Company. The CGC committee is composed of three independent directors: Roger Norwich (Chair), Klaus Zeitler and Sidney Robinson. The Company’s CGC Committee’s charter is available on the Company’s website at http://rioaltomining.com/corporate/governance/

Audit Committee

The Company’s Board of Directors has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. The primary function of the audit committee of the Board of Directors of the Corporation is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation’s systems of internal controls regarding finance and accounting, and the Corporation’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Corporation’s policies, procedures and practices at all levels. The members of the Company’s Audit Committee are: Ram Ramachandran (Chair), Drago Kisic and Dr. Roger Norwich. In the opinion of the company’s Board of Directors all members of the Audit Committee are “independent” (as determined by Rule 10A-3 of the Exchange Act and Section 303A-02 of the NYSE Listed Company Manual) and are financially literate. The Board has determined that Ram Ramachandran qualifies as a financial expert, as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act.

The audit committee meets the composition requirements set forth by Section 303A.07 of NYSE Listed Company Manual.

The full text of the audit committee charter is attached as Schedule A to the Company’s AIF, which is filed as Exhibit 99.1 to this annual report on Form 40-F.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

Grant Thornton LLP acted as the Company's independent auditor for the fiscal year ended December 31, 2012. See page 49 of the Company’s Annual Information Form, which is attached hereto as Exhibit 99.1, for a detail of the amounts billed to the Company by Grant Thornton LLP.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services to be provided to the Company by its independent auditors. The pre-approval requirement may be waived with respect to the provision of non-audit services if the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five percent (5%) of the total amount of revenues paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided; such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and if such services are promptly brought to the attention of the Committee by the Corporation and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

OFF-BALANCE SHEET TRANSACTIONS

The company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Board has adopted a Code of Business Conduct and Ethics (the "Code") that applies to all the Company's directors, executive officers and employees. This Code has been adopted by our Board of Directors to summarize the standards of business conduct that must guide the actions of all of the directors, officers, employees and certain contractors of the Company. Contractors, including consultants and advisors, are expected to conduct themselves in accordance with this Code (or the equivalent of) when dealing with, or acting as a representative of the Company. The Board encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised, orally or in writing and, if preferred, anonymously with the Corporate Governance and Compensation Committee of the Board of Directors. A copy of the Code is available on the Company’s website at http://rioaltomining.com/corporate/governance/.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 14 of Regulation BTR sent by the Company during the year ended December 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

NYSE CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE. Sections 103.00 and 303A.11 of the NYSE Listed Company Manual permit foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual. A foreign private issuer that follows home country practices in lieu of certain provision of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on the its website or in the annual report that it distributes to shareholders in the United States. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE is of the opinion that the quorum required for any meeting of shareholders should be sufficiently high to insure a representative vote. The Company’s quorum requirement is set forth in its Bylaws. A quorum for a meeting of shareholders of the Company is two persons who are present and authorized to cast, in person or by proxy, an aggregate of not less than 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: The NYSE requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval for Equity Compensation Plans: Section 303A.08 of the NYSE Listed Company Manual requires shareholder approval of equity compensation plans, defined as a plan or other arrangement that provides for the delivery of equity securities (either newly issued or treasury shares) of the listed company to any employee, director or other service provider as compensation for services. While the Toronto Stock Exchange typically also requires shareholder approval of equity compensation plans, certain types of plans that fall within the shareholder approval requirements of the NYSE Listed Company Manual do not require shareholder approval under the rules of the Toronto Stock Exchange. The Company follows the rules of the Toronto Stock Exchange in relation to shareholder approval of its equity compensation plans and material revisions to such plans

The foregoing is consistent with the laws, customs and practices in Canada.

Please see Company’s Statement of Corporate Governance Practices at
http://www.rioaltomining.com/corporate/governance/

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on December 19, 2012, which is hereby incorporated by reference, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

EXHIBIT	DESCRIPTION

Annual Information
99.1	Annual Information Form for the year ended December 31, 2012
99.2	Audited Annual Financial Statements for the year ended December 31, 2012, the seven-month financial year ended December 31, 2011 and the year ended May 31, 2011
99.3	Management’s Discussion and Analysis for the year ended December 31, 2012
99.4	Report of Independent Registered Public Accounting Firm

Certifications
99.5	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.7	Certificate of Chief Executive Officer Pursuant to 18 U.S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certificate of Chief Financial Officer Pursuant to 18 U.S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.9	Consent of Grant Thornton LLP
99.10	Consent of Kirk Mining Consultants Pty Limited
99.11	Consent of Christopher Edward Kaye, BE (Chem), FAusIMM
99.12	Consent of Enrique Garay, M Sc P. Geo (MAIG)
99.13	Consent of Linton Kirk, BE (Mining), FAuslMM
99.14	Consent of Ian Dreyer, B.App.Sc.(Geology), MAuslMM(CP)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant	Rio Alto Mining Limited

By /s/ "Alexander Black"
Alexander Black
President and Chief Executive Officer
Date	March 28, 2013

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant	Rio Alto Mining Limited

By /s/ "Anthony Hawkshaw"
Anthony Hawkshaw
President and Chief Executive Officer
Date	March 28, 2013