Form 40-F/A
period 2012-12-31
Rio Alto Mining Ltd
filed 2013-04-02
CIK 1407007

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0381
Washington, D.C. 20549	Expires:	July 31, 2014
FORM 40-F/A	Estimated average burden
	hours per response.	427

(Amendment No. 1)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

On March 28, 2013, the Registrant filed its Annual Report on Form 40-F for the year ended December 31, 2012 (the "Annual Report on Form 40-F"), which included as Exhibit 99.3 its Management Discussion and Analysis for the year ended December 31, 2012 (the "MD&A").

The Registrant is filing this Amendment No. 1 to the Annual Report on Form 40-F/A (this "Amendment") to correct information contained in the MD&A under the heading "Operating Outlook for 2013". Included on page 6 of the MD&A is a table outlining estimated 2013 cash production cost, as that term is described in the MD&A, totaling $93.334 million or approximately $465 per ounce. The Company points out that there was a line item missing in such table. The omitted line item was for estimated processing costs of about $15.339 million or approximately $77 per ounce, which would bring the Company's expected cash production cost for 2013 to about $108.673 million or $543 per ounce and would increase total production costs, as described in the MD&A, in the following table on page 6 to $247,284 or $1,236 per ounce an increase from $231,945 and $1,158 per ounce, respectively.

The Registrant has included in this Amendment No. 1 new certifications of its Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in any Item of the Annual Report on Form 40-F or reflect any events that have occurred after the Annual Report on Form 40-F was filed.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

EXHIBIT	DESCRIPTION

Annual Information
99.1*	Annual Information Form for the year ended December 31, 2012
99.2*	Audited Annual Financial Statements for the year ended December 31, 2012, the seven-month financial year ended December 31, 2011 and the year ended May 31, 2011
99.3	Management’s Discussion and Analysis for the year ended December 31, 2012
99.4*	Report of Independent Registered Public Accounting Firm

Certifications
99.5	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.7	Certificate of Chief Executive Officer Pursuant to 18 U.S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certificate of Chief Financial Officer Pursuant to 18 U.S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.9*	Consent of Grant Thornton LLP
99.10*	Consent of Kirk Mining Consultants Pty Limited
99.11*	Consent of Christopher Edward Kaye, BE (Chem), FAusIMM
99.12*	Consent of Enrique Garay, M Sc P. Geo (MAIG)
99.13*	Consent of Linton Kirk, BE (Mining), FAuslMM
99.14*	Consent of Ian Dreyer, B.App.Sc.(Geology), MAuslMM(CP)

* Previously filed with the Registrant's Annual Report on Form 40-F, as filed with the Securities and Exchange Commission on March 28, 2013.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant	Rio Alto Mining Limited

By	/s/ “Alexander Black” Alexander Black President and Chief Executive Officer

Date	April 2, 2013

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant	Rio Alto Mining Limited

By	/s/ “Anthony Hawkshaw” Anthony Hawkshaw President and Chief Executive Officer

Date	April 2, 2013