Form 40-F
period 2014-12-31
Rio Alto Mining Ltd
filed 2015-03-16
CIK 1407007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014	Commission File Number 001-35767

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 332,605,064.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]    No[   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    Yes [   ]    No [ x ]

EXPLANATORY NOTE

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

• risks related to potential litigation; risks related to the global economy; risks related to environmental laws;

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

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTISES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, the financial statements included with this annual report on Form 40-F contain non-IFRS financial measures (“Non-IFRS Measures”) including “all-in sustaining cost per ounce” and “all-in cost per ounce.” These Non-IFRS Measures do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFR. Both the IFRS and Non-IFRS measures may not in all cases be comparable to financial statements of the United States companies.

NOTE TO INVESTORS CONCERNING RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form (“AIF”) filed as Exhibit 99.1 to this annual report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101— Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”).

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

Accordingly, information contained in this annual report and the documents incorporated by reference herein contain descriptions of the Company's mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. In order for the Company to advance its interests, the projects will be subject to a number of federal, regional and local laws and regulations in Peru and will require permits to conduct its activities. The concessions are owned by La Arena, S.A. and Shauindo S.A.C, companies incorporated under the laws of Peru.

CURRENCY

The Company presents its consolidated financial statements in United States dollars. All dollar amounts in this Form 40-F are stated in United States dollars (“U.S. dollars”, “$” or “US$”), except where otherwise indicated. Exchange rate of Canadian dollars into United States dollars, on March 12, 2015, based upon the noon exchange rate as quoted by the Bank of Canada, was US$1= CDN$1.2691 and CDN$1= US$0.7880.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2014 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended December 31, 2014, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 and 99.4 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT DISCUSSION AND ANALYSIS

The Company's Management Discussion and Analysis (“MD&A”) for the fiscal year ended December 31, 2014 is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States, Canada and Peru that are not described in this Annual Report on Form 40-F.

OFF-BALANCE SHEET TRANSACTIONS

The company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period as at December 31, 2014, in 000s of United States dollars.

			December 31, 2014
	Within 1 year		2 to 5 years	Over 5 years	Total
Accounts payable (1)	$49,037	$		$-	$49,037
Warrant liability (2)	5,787		-	-	5,787
Asset retirement obligation (3)	-		-	24,139	24,139
Debt (4)	35,000		-	-	35,000
Lease commitments (5)	430		564	-	994
	$90,254		$564	$24,139	$114,957

(1)	Note 15 of the December 31, 2014 Financial Statements
(2)	Note 18 of the December 31, 2014 Financial Statements
(3)	Note 20 of the December 31, 2014 Financial Statements
(4)	Note 19 of the December 31, 2014 Financial Statements
(5)	Note 32 of the December 31, 2014 Financial Statements

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F for the fiscal year ended December 31, 2014, an evaluation, including the documentation and testing of disclosure controls, was carried out under the supervision of, and with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures as of December 31, 2014 were designed and effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) gathered and reported to senior management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding public disclosure

Management’s Annual Report on Internal Control over Financial Reporting

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

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls for the fiscal year ended December 31, 2014. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2014.

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

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, have evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period covered by this annual report on Form 40-F that may have materially affect or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Management has concluded there have been no changes in the Company’s internal control over financial reporting during its fiscal year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Corporate Governance and Compensation Committee

The role of the Corporate Governance and Compensation (“CGC”) Committee is to provide recommendations to the Board of Directors with regards to compensation of officers, directors and employees of the Company pursuant to Section 303A.05 of the NYSE Listed Company Manual. The Corporate Governance and Compensation Committee performs annual reviews and provides recommendations to the Board regarding the compensation policies and guidelines for corporate benefits, bonuses and other incentives, including stock options, for supervisory and management personnel of the Company. The CGC committee is composed of three independent directors: Klaus Zeitler (Chair), Ram Ramachandran and Sidney Robinson. The Company’s CGC Committee charter is available on the Company’s website at http://rioaltomining.com/corporate/governance/.

Audit Committee

The Company’s Board of Directors has a separately designated standing audit committee established in accordance with Section 3(a) (58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. The primary function of the audit committee of the Board of Directors of the Corporation is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation’s systems of internal controls regarding finance and accounting, and the Corporation’s auditing, accounting and financial reporting processes. The Audit Committee is also responsible for the selection, evaluation and replacement of the outside auditors and ensuring auditor’s independence. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Corporation’s policies, procedures and practices at all levels. The Audit Committee has the authority to engage independent legal counsel and other advisors as necessary to carry out its duties. The members of the Company’s Audit Committee are: Ram Ramachandran (Chair), Drago Kisic and Sidney Robinson. In the opinion of the company’s Board of Directors all members of the Audit Committee are “independent” (as determined by Rule 10A-3 of the Exchange Act and Section 303A-02 of the NYSE Listed Company Manual) and are financially literate. The Board has determined that Ram Ramachandran qualifies as a financial expert, as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act.

The audit committee meets the composition requirements set forth by Section 303A.07 of NYSE Listed Company Manual.

The full text of the audit committee charter is attached as Schedule A to the Company’s AIF, which is filed as Exhibit 99.1 to this annual report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Grant Thornton LLP acted as the Company's independent auditor for the fiscal years ended December 31, 2014 and 2013. The aggregate fees billed by Grant Thornton in each of the last two fiscal years for professional services rendered are as follows:

Year Ended	Audit Related(1)	Taxation Related(2)	Other(3)	Total
31-Dec-14	$318,371	$0	$58,134	$376,505
31-Dec-13	$288,176	$0	$106,863	$395,039

(1)	Aggregate fees billed for services provided in auditing the Company’s annual financial statements.
(2)	Aggregate fees billed by the auditors for professional services rendered for tax compliance, tax advice, and tax planning.
(3)	Aggregate fees billed by the auditors for services not included in the foregoing categories.

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

CODE OF ETHICS

The Board has adopted a Code of Business Conduct and Ethics (the "Code") that applies to all the Company's directors, executive officers and employees. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of the Form 40-F. This Code has been adopted by our Board of Directors to summarize the standards of business conduct that must guide the actions of all of the directors, officers, employees and certain contractors of the Company. Contractors, including consultants and advisors, are expected to conduct themselves in accordance with this Code (or the equivalent of) when dealing with, or acting as a representative of the Company. The Board encourages any concerns regarding ethical conduct in respect of the Company’s operations to be raised, orally or in writing and, if preferred, anonymously with the Corporate Governance and Compensation Committee of the Board of Directors. A copy of the Code is available on the Company’s website at http://rioaltomining.com/corporate/governance/. The Code is also available to any person, without charge, by written request to the Company, Attn: Alejandra Gomez, VP Corporate Communications, at the address provided on page 1 of this Form 40-F.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 14 of Regulation BTR sent by the Company during the year ended December 31, 2014 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

EXHIBIT	DESCRIPTION
99.1	Annual Information Form for the year ended December 31, 2014
99.2	Audited Annual Financial Statements for the year ended December 31, 2014
99.3	Management’s Discussion and Analysis for the year ended December 31, 2014
99.4	Report of Independent Registered Public Accounting Firm
99.5	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.6	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.7	Certificate of Chief Executive Officer Pursuant to 18 U.S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Certificate of Chief Financial Officer Pursuant to 18 U.S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9	Consent of Grant Thornton LLP
99.10	Consent of Mining Plus Peru SAC
99.11	Consent of Enrique Garay, M Sc P. Geo (MAIG)
99.12	Consent of Ian Dreyer, B.App.Sc. (Geology), MAuslMM(CP)
99.13	Consent of Tim Williams, FAusIMM
99.14	Consent of Greg Lane, FAusIMM
99.15	Consent of Scott Elfen, P.E,
99.16	Consent of Fernando Angeles, M.Eng (Min), P.Eng
99.17	Consent of Mine Development Associates, Inc.
99.18	Consent of Kappes, Cassiday & Associates
99.19	Consent of Carl E. Defilippi, M.Sc., C.E.M.
99.20	Consent of Thomas L. Dyer, P.E.
99.21	Consent of Paul Tietz, CPG.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant Rio Alto Mining Limited

By /s/ “Alexander Black”
Alexander Black
President and Chief Executive Officer

Date March 16, 2015

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant Rio Alto Mining Limited

By /s/ “Kathryn Johnson”
Kathryn Johnson
Chief Financial Officer

Date March 16, 2015